UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated March 13, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock exchange release: Nokia has published its Nokia in 2024 Annual Report and filed its Annual Report on Form 20-F for 2024

•	Nokia in 2024 Annual Report – Filed as Exhibit 99.1

•	Nokia Corporate Governance Statement 2024 – Filed as Exhibit 99.2

•	Nokia Remuneration Report 2024 – Filed as Exhibit 99.3

Stock exchange release	1 (2)
13 March 2025

Nokia Corporation

Stock Exchange Release

13 March 2025 at 23:30 EET

Nokia has published its Nokia in 2024 Annual Report and filed its Annual Report on Form 20-F for 2024

Espoo, Finland – Nokia has today published its Nokia in 2024 Annual Report, which includes audited financial statements, the annual review by the Board of Directors, including the Sustainability Statement, Nokia’s corporate governance statement and the Remuneration Report for the governing bodies for 2024. Additionally, Nokia has filed its Annual Report on Form 20-F for 2024 with the U.S. Securities and Exchange Commission.

The Nokia in 2024 Annual Report and the Annual Report on Form 20-F will be available in PDF format at www.nokia.com/financials. The corporate governance statement will be available also at www.nokia.com/about-us/company/leadership-and-governance and the Remuneration Report at https://www.nokia.com/about-us/company/leadership-and-governance/remuneration/.

The financial statements are also published in XHTML format in accordance with the European Single Electronic Format (ESEF) reporting requirements. In accordance with ESEF requirements, the consolidated financial statements are marked with iXBRL tags. The audit firm Deloitte Oy has provided an independent auditor’s report on Nokia’s ESEF financial statements based on a reasonable assurance engagement it has performed in accordance with International Standard on Assurance Engagements ISAE 3000. The ESEF financial statements in Finnish are available in the zip file attached to this release and at https://www.nokia.com/about-us/investors/results-reports/.

Nokia’s Sustainability Statement, published as part of the annual review by the Board of Directors, is prepared in accordance with the European Sustainability Reporting Standards (ESRS), the reporting standards referred to in Chapter 7 of the Finnish Accounting Act and Article 8 of the EU Taxonomy Regulation and it has been assured by Deloitte Oy which has provided a limited assurance report in accordance with International Standard on Assurance Engagements ISAE 3000 (revised).

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
13 March 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2025	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Vice President, Corporate Legal